SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACCELR8 Technology Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

004304 20 0
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  004304 20 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    604,775
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  22,000
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 608,205
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             631,505

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             HC









                                   13G

CUSIP NO.  004304 20 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    603,475
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 608,205
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             608,205

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.8%

12)        TYPE OF REPORTING PERSON*

             BK






13G

CUSIP NO.  004304 20 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Crestone Capital Management, Inc.
            Tax Identification No. 84-1157210

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    49,625
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 608,205
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             608,205

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.8%

12)        TYPE OF REPORTING PERSON*

             IA








SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           ACCELR8 Technology Corp.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Suite 108
           303 East Seventeenth Avenue
           Denver, CO  80203-1253

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Minnesota, National Association ("NBM")
           3.  Crestone Capital Management, Inc. ("CCM")

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Minnesota, National Association
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-0001

           3.  Crestone Capital Management, Inc.
               7720 East Belleview Avenue, Suite 220
               Englewood, CO  80111

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBM:  United States
           3.  CCM:  Colorado


Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           004304 20 0

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBM:  Bank as defined in Section 3(a)(6) of the Act
           3.  CCM:  Investment advisors as defined in 13d1-
                     (b)(1)(ii)(E).

Item 4     Ownership:

           (a)  Amount beneficially owned:  631,505 shares

           (b)  Percent of class:  8.1%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  604,775

               (ii)   Shared power to vote or direct the vote:  22,000

               (iii)  Sole power to dispose or to direct the
                      disposition of:  608,205

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

Item 5     Ownership of Five Percent or Less of a Class:

           Not applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, other than the Okabena Partnership, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 23, 1998

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Bank Minnesota, National Association (NBM) is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B). Lindeberg Financial Corporation, Norwest Holding Company, and Norwest AMG, Inc. (together, the "Intermediate Holding Companies"), are classified as parent holding companies in accordance with Regulation 240.13d-(b)(1)(ii)(G) and are wholly owned subsidiaries of Norwest Corporation. Norwest Corporation owns 78.71% of NBM. The remaining 21.29% of NBM is owned by the Intermediate Holding Companies.

Crestone Capital Management, Inc. is a direct subsidiary of Norwest Bank Minnesota, N.A. and is classified as an investment advisor pursuant to 13d1-(b)(1)(ii)(E).

Crestone Capital Management, Inc.

Norwest AMG, Inc.

Lindeberg Financial Corporation

Norwest Bank Minnesota, National Association

Norwest Holding Company


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached and any amendments to such Schedule 13G shall be filed on behalf of Norwest Corporation, which owns 78.71% of Norwest Bank Minnesota, National Association ("NBM"). The remaining 21.29% of NBM is owned by Amerigroup, Incorporated, Babbscha Company, Lindeberg Financial Corporation, and Norwest Holding Company, all of which are wholly owned subsidiaries of Norwest Corporation.

Dated:  January 23, 1998

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION



By:  /s/ P. Jay Kiedrowski
         P. Jay Kiedrowski, President, Norwest Investment
           Management

CRESTONE CAPITAL MANAGEMENT, INC.



By:  /s/ Garth Anderson
         Garth Anderson, Senior Vice President, Trading
           Operations and Compliance